MUTUAL FUND SERVICES

HODGES MUTUAL FUNDS

Re: Hodges Small Cap Fund

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the Hodges Small Cap Fund. This matter pertains to an important operating initiative for the Fund for which we need your consideration and response. The deadline to hear from you is 10:00 a.m. CST on September 20, 2023.

It is very important that we speak to you regarding this matter. Please call toll-free at (866) 796-7178 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:

Investor ID: Security ID:

Shares owned: Household ID:

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible.

Thank you for your time and consideration.

Sincerely,

Craig Hodges

Portfolio Manager

Hodges Capital Management, LLC

OFFICIAL BUSINESS_ This is not a scam, fraud or scheme. This document relates to an investment in the Hodges Small Cap Fund you own through a broker or bank.

MUTUAL FUND SERVICES

HODGES MUTUAL FUNDS

Re: Hodges Small Intrinsic Value Fund

Dear Shareholder:

We have tried unsuccessfully to contact you, whether by mail or by phone, regarding a very important matter concerning your investment in the Hodges Small Intrinsic Value Fund. This matter pertains to an important operating initiative for the Fund for which we need your consideration and response. The deadline to hear from you is 10:00 a.m. CST on September 20, 2023.

It is very important that we speak to you regarding this matter. Please call toll-free at (866) 796-7178 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or 10:00 a.m. to 6:00 p.m. Eastern Time on Saturday. At the time of the call, please reference the Investor ID listed below.

INVESTOR PROFILE:

Investor ID: Security ID:

Shares owned: Household ID:

There is no confidential information required and the call will only take a few moments of your time. Please contact us as soon as possible.

Thank you for your time and consideration.

Sincerely,

Craig Hodges

Portfolio Manager

Hodges Capital Management, LLC

OFFICIAL BUSINESS_ This is not a scam, fraud or scheme. This document relates to an investment in the Hodges Small Cap Fund you own through a broker or bank.

HODGES MUTUAL FUNDS 2905 Maple Avenue, Dallas, TX

NOTICE OF MEETING ADJOURNMENT

Dear Valued Shareholder,

We still need your help. Today we adjourned the Special Meeting of Shareholders until September 20, 2023 in order to provide shareholders who have yet to cast their proxy vote with more time to do so. Our records indicate that you have not yet voted. Please help us to avoid any additional cost of soliciting your vote by kindly casting your vote today.

As discussed in more detail in the Combined Proxy Statement and Prospectus previously sent to you, shareholders are being asked to consider and vote to approve an Agreement and Plan of Reorganization, under which all of the assets of the Hodges Small Cap Fund, and Hodges Small Intrinsic Value Fund each a series of Professionally Managed Portfolios will be reorganized into Hodges Small Cap Fund, and Hodges Small Intrinsic Value Fund, respectively, each a newly created series of Northern Lights Fund Trust II. The Board and Hodges Capital Management are recommending that shareholders vote “FOR” this proposal.

For more information, please refer to the proxy statement, which can be found at:

https://vote.proxyonline.com/hodgesfunds/docs/special2023.pdf

If you have any proxy-related questions, or to vote your shares by phone, please call 1-866-796-7178 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

You are a significant shareholder, and your proxy vote is critical. We very much appreciate your attention to this matter.

How do I vote?

There are four convenient methods for casting your important proxy vote:

1.  Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll- free 1-866-796-7178. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

2.   Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.  Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.	Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/REG